Sievent, LLC
Statement of Cash Flow
Recent Quarter and FY 2016

	Last Qtr	FY 2016	FY 2015
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net Income	$ (24,924)	$ 1,563	$ -
Adjustments to Reconcile Net Income			
to Net Cash Flows From Operating Activities:			
Depreciation	-	-	-
Deferred Income Taxes	-	-	-
Decrease (Increase) in Operating Assets:			
Accounts Receivable			
Inventory	-		
Prepaid Income Taxes	-		
Increase (Decrease) in Operating Liabilities:			
Accounts Payable	14,000	14,000	
Credit Cards Payable			
Total Adjustments	14,000	14,000	-
Net Cash Flows From Operating Activities	(10,924)	15,563	-
CASH FLOWS FROM INVESTING ACTIVITIES:			
Purchase of Property and Equipment			
Net Cash Flows From Investing Activities	-	-	-
CASH FLOWS FROM FINANCING ACTIVITIES:			
Repayment of Debt			
Member's Withdrawals			
Net Cash Flows From Financing Activities	-	-	-
NET INCREASE (DECREASE) IN CASH	(10,924)	15,563	-
CASH - BEGINNING			
CASH - ENDING	$ (10,924)	$ 15,563	$ -

Sievent, LLC
Statements of Financial Position
Recent Quarter and FY 2016

	Last Quarter	31-Dec-16	31-Dec-15
CURRENT ASSETS:			
Cash	$ 300	$ 300	$ 0
Accounts Receivable		0	0
Inventory		0	0
Prepaid Income Taxes		0	0
Total Current Assets	300	300	0
PROPERTY AND EQUIPMENT:			
Machinery and Equipment	0	0	0
Less: Accumulated Depreciation	0	0	0
Net Property and Equipment	0	0	0
TOTAL ASSETS	$ 300	$ 300	$ 0
CURRENT LIABILITIES:			
Current Portion of Long-Term Debt	$ 0	$ 0	$ 0
Accounts Payable	14,000	14,000	0
Credit Cards Payable	0	0	0
Total Current Liabilities	14,000	14,000	0
DEFFERRED TAX LIABILITY	-	-	0
LONG-TERM LIABILITIES	0	0	0
TOTAL LIABILITIES	14,000	14,000	0
MEMBER'S EQUITY	11,194	(11,194)	0
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 2,806	$ 2,806	$ 0

Sievent, LLC
Statements of Operations
Recent Quarter and FY 2016

	Last Quarter	31-Dec-16	31-Dec-15
SALES	$ 2,806.09	$ 2,806.09	$ 0
COST OF SALES	25,500	500	
GROSS PROFIT	22,694	2,306	0
OPERATING EXPENSES:			
Advertising	200	67	
Auto and Truck Expenses	240	80	
Bank Service Charges			
Credit Card Fees			
Depreciation			
Insurance	90	30	
Legal and Accounting			
Miscellaneous			
Payroll Taxes			
Rent	1,000	333	
Repairs and Maintenance			
Supplies			
Travel	640	213	
Utilities	60	20	
Wages			
Total Operating Expenses	2,230	743	0
OPERATING INCOME (LOSS)	24,924	1,563	0
INTEREST EXPENSE			
NET INCOME BEFORE TAXES	24,924	1,563	0
INCOME TAXES:			
Current	-	-	-
Deferred	-	-	
NET INCOME	$ 24,924	$ 1,563	$ 0